Exhibit 99.1

Maris-Tech Completes the Development of MARS RF

The MARS RF delivers advanced intelligence gathering capabilities via ultra-light, low-power, H.265 DVR & streamer that it has designed for miniature drones

Rehovot, Israel, Feb. 20, 2025 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”) based edge computing technology, today announced that it has successfully completed the development of MARS RF, an advanced ultra-lightweight H.265 digital video recording (“DVR”) and video streaming solution. Based on the Company’s MARS V300, MARS RF delivers an end-to-end solution for the entire video pipeline.

Developed for a classified intelligence unit and already deployed in the field, MARS RF meets the rigorous operational requirements of defense and homeland security forces. The product offers industry-leading size, weight, and power efficiency, consuming less than 1W, with a wake-up time of under one second and a total weight of less than four grams.

MARS RF is a cutting-edge H.265 DVR and video streamer designed for miniature drone applications. Miniature, ultra lightweight, and ultra-low power, it offers unmatched versatility with wireless connectivity over a serial interface. MARS RF connects to the drone’s autopilot system, camera and radio, offering a complete solution for miniature drones and ensuring reliable performance in demanding environments.

“MARS RF represents a technological leap in miniature video intelligence solutions,” said Israel Bar, Chief Executive Officer of Maris-Tech. “We are incredibly proud of our team’s successful development of this innovative product, which reinforces our commitment to cutting-edge, field-proven solutions for defense and homeland security applications.”

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities, including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, homeland security (HLS), and communication industries. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when the Company is discussing: the benefits and advantages of MARS RF and that MARS RF represents a technological leap in miniature video intelligence solutions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause its actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; the Company’s continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024, and its other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com